UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 000-20260

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

IntegraMed America, Inc. 401(K) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

IntregraMed America, Inc.
Two Manhattanville Road
Purchase, New York, 10577-2100

INTEGRAMED AMERICA, INC. 401(k) PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010

PAGE

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 12

Supplemental Information	13
Schedule of Assets (Held at end of Year)

SIGNATURES	14

INDEX TO EXHIBITS	15

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants
of the IntegraMed America, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of IntegraMed America, Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

EISNERAMPER LLP

June 27, 2012
New York, New York

INTEGRAMED AMERICA, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31,

	2011	2010
ASSETS:
Investments
At fair value:
Common / Collective Trust (Stable Value Fund)	$2,711,155	$2,548,809
Mutual Funds	24,919,983	23,021,218
Employer Securities	210,623	207,957

Total Investments	27,841,761	25,777,984

Receivables
Notes Receivable from Participants	$854,308	$573,894
Receivable from Northwest Center for Reproductive Sciences 401(k) Plan	563,185	─
Employer contributions	655,743	585,067

Net assets available for benefits at fair value	29,914,997	26,936,945

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	(61,606)	(51,015)

NET ASSETS AVAILABLE FOR BENEFITS	$29,853,391	$26,885,930

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2011

Additions to/Deductions from net assets attributable to:
Investment income
Net realized and unrealized depreciation in fair value of investments	$(1,089,958)
Interest and dividends	405,440

(684,518)

Contributions
Employer	655,743
Participants	4,305,157

Participant rollovers	473,578

Total Contributions	5,434,478

Total Additions	4,749,960

Distributions to participants	(2,330,686)
Administrative expenses	(14,998)

Total Deductions	(2,345,684)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, before transfer	2,404,276
Transfer from Northwest Center for Reproductive Sciences 401(k) Plan	563,185

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS, after transfer	2,967,461
Net assets available for plan benefits – beginning of year	26,885,930

NET ASSETS AVAILABLE FOR BENEFITS – END OF YEAR	$29,853,391

See accompanying notes to financial statements.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011

NOTE 1 — DESCRIPTION OF PLAN

The following description of the IntegraMed America, Inc. 401(k) Plan (the “Plan”) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a 401(k) defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). IntegraMed America, Inc. (the “Company” or the “Sponsor”) controls and manages the operation and administration of the Plan. Principal Trust Company (the “Trustee”) serves as the trustee of the Plan. The Plan became effective January 1, 1997. There were no amendments to the Plan in 2011.

Participation

All employees who are at least 21 years old are eligible to participate under the Plan as of the entry date (i.e., the first day of each month). Eligible employees will be automatically enrolled at a 3% deferral rate unless the employee opts-out of the Plan or modifies their deferral percentage.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested pursuant to participant elections. The Plan currently offers twenty four mutual funds, a common/collective trust (stable value fund) and IntegraMed America, Inc. common stock as investment options for participants.

Retirement Age

A participant’s normal retirement age is 65. However, a participant may elect an early retirement age of 55 after having completed five years of service. Benefits may also begin before normal retirement for a participant who becomes totally and permanently disabled.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

NOTE 1 — DESCRIPTION OF PLAN (continued)

Contributions

Participants may make elective salary deferral contributions to the Plan, which are not to exceed the maximum amount allowed under the Internal Revenue Code. The Sponsor at its discretion may make a matching contribution or discretionary contribution equal to a percentage chosen by the Sponsor of the participant’s savings contribution. For 2011 and 2010, the matching contribution was the lesser of 1.5% of earnings, 25% of participant contribution, or $3,675.

Forfeitures

The portion of a participant’s account balance attributed to the Sponsor’s matching contributions, which are not vested upon their termination of employment, will be forfeited and may be used in future periods to reduce administrative expenses and the Sponsor’s discretionary contributions. Forfeitures of terminated non-vested account balances totaled $38,139 and $40,165 at December 31, 2011 and 2010, respectively, and were used to reduce the Sponsor’s discretionary contribution.

Vesting

The portion of a participant’s account balance attributed to the Sponsor’s discretionary contributions and matching contributions becomes vested at the rate of 20% per year over five years starting in the first year of employment. Consequently, a participant is fully vested after five years. Each participant is fully vested in the amount in his or her account attributed to any elective salary deferral contributions to the Plan.

Payment of Benefits

At retirement, a participant shall be entitled to receive the vested amount in his or her separate account. The Plan provides that distributions at retirement be made at the participant’s option, either in one of several annuity options or in a lump-sum distribution.

Upon the death of a participant, the employee’s vested contributions will be distributed to his or her beneficiary either in the form of a life annuity or a lump sum, as the beneficiary shall determine.

Upon termination, a participant shall be entitled to his or her vested interest in the amount credited to his or her account.

Notes Receivable from Participants

A participant may borrow up to 50% of their vested account balance ($1,000 minimum) to a maximum of $50,000. The loan’s principal and interest is required to be paid through payroll deductions and must be repaid within five years, unless the loan is used for the purchase of a primary residence, in which case it may be paid over a longer period of time subject to the Internal Revenue Code. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator ranging from 4.25% to 9.25%.  Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

Plan Merger

Effective December 31, 2011, the Northwest Center for Reproductive Sciences 401(k) Plan (the "NCRS Plan") was merged into the Plan.  Effective January 1, 2012, all employees eligible under the NCRS Plan became eligible to participate in the Plan. The NCRS plan contained plan assets of $563,185 at the time of the merger, all of which were transferred into the Plan during the first quarter of 2012.

Subsequent Events

On January 31, 2012, the Plan was amended in order to exclude certain types of compensation (i.e., bonus, stock awards and severance).

On February 1, 2012, the Plan was restated and eligibility rules were modified to restrict enrollment to the 1st day of each quarter.

On June 11, 2012, IntegraMed America, Inc. announced that it had entered into a definitive agreement to be acquired by affiliates of Sagard Capital Partners, L.P. The agreement is subject to shareholder approval as well as other regulatory and customary conditions. Assuming this transaction closes, the Plan will no longer offer IntegraMed America, Inc. common stock as an investment option for participants as of the closing date.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plan's investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

Mutual Fund Fees

Investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are ongoing fees allowable under Section 12b-1 of the Investment Company Act of 1940. These fees are annual fees deducted to pay for marketing and distribution costs of the funds. These funds are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

The Company currently pays a significant portion of the administrative expenses of the plan. Plan participants also contribute towards the administrative expense via fees assessed to its underlying funds.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

New Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement.  This guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in US GAAP and International Financial Reporting Standards.  This amendment clarifies how to apply the existing fair value measurements and disclosures.  For fair value measurements classified within level 3, an entity is required to disclose quantitative information about the unobservable inputs.  A reporting entity is also required to disclose additional information like valuation process, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs. For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011.  The Company does not believe the adoption of this standard will have a material impact on the Plan financial statements.

NOTE 3 — INVESTMENTS

Participants have a choice of placing their share of the assets of the Plan in any of 24 investment funds, a common/collective trust (stable value fund) or IntegraMed common stock. The trustee, Principal Trust Company, administers these funds.  Withdrawals for benefit payments due to an individual shall be made within 30 days after notice to the common/collective trust (stable value fund).  Withdrawal from the common/collective trust (stable value fund) by the Plan shall be made 12 months after notice to the common/collective trust (stable value fund).

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

The following presents investments that represent 5 percent or more of the Plan’s net assets based upon fair value:

	December 31,
	2011	2010

Principal Trust Company —
Common / Collective Trust (Stable Value)	$2,711,155	$2,548,809
Registered Investment Companies
Prin Life Time 2020 Fund	3,956,409	3,515,950
Prin Life Time 2030 Fund	4,501,820	4,141,950
Prin Life Time 2040 Fund	4,078,890	3,644,105
Prin Div Intl Fund	1,703,642	2,089,789

For the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) depreciated in fair value as follows:

December 31,
2011

Registered investment accounts	$(1,110,520)
Common/Collective Trust Earnings (Stable Value)	46,796
IntegraMed America, Inc. Common Stock	(26,234)
Net depreciation in fair value of investments	$ (1,089,958)

NOTE 4 — RISK AND UNCERTAINTIES

The Plan has various investments including equities and registered investment accounts. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the participants’ accounts and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits. Users of these financial statements should be aware that the financial markets’ volatility may significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2011 may not necessarily be indicative of amounts that could be realized in a current market exchange.

NOTE 5 — RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by Principal Trust Company who is the trustee and, therefore, these transactions qualify as party-in-interest.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

NOTE 6 — PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan. If the Plan is terminated, participants will become fully vested in their accounts.

NOTE 7 — TAX STATUS

The Plan does not have a determination letter in its own name.  However, the Plan’s administrator believes the Plan is qualified and the related trust tax-exempt.  The Plan filed for a determination letter in the Plan's name on January 31, 2012.

During 2011, the Company, as Plan Administrator, recognized certain operational defects impacting the Plan relating to applying the Plan’s provisions for participant eligibility and the definition of compensation used in determining Plan contributions. The Company either has addressed, or is in the process of addressing each of these operational defects and believes the tax qualified status of the Plan will not be impacted as a result of these operational defects.

On January 31, 2012 the Company, as Plan Administrator, requested that the Internal Revenue Service issue the Plan a compliance statement under the Voluntary Correction Program related to certain operational defects that occurred in previous years.  The Company believes the tax qualified status of the Plan will not be impacted as a result of this request.

Generally accepted accounting principles in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 8 — FAIR VALUE MEASUREMENTS

As required by ASC 820 Fair Value Measurements, fair value is to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market, in an orderly transaction between market participants. Such is a market-based measurement, not an entity-specific measurement. ASC 820 establishes a three-level valuation hierarchy based upon observable and non-observable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan’s market assumptions. The fair value hierarchy consists of three levels of inputs that may be used to measure fair value as follows:

Level 1 –                         Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

Level 2 –                         Inputs to the valuation methodology include (1) quoted prices for similar assets or liabilities in active markets; (2) quoted prices for identical or similar assets or liabilities in inactive markets; (3) inputs other than quoted prices that are observable for the asset or liability, or (4) inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –                         Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.  FASB ASU No. 2010-06, among other things, requires purchases, sales, issuances, and settlements be presented on a gross basis for level 3 measurements and is effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.  Adoption of FASB ASU No. 2010-06 did not have a significant impact on the Plan’s financial statements.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Stable value fund: Valued at the net asset value of shares held by the Plan at year end based on the market value of its underlying investments.

Mutual funds:  Valued at the net asset value of shares held by the Plan at year end.

The methods of valuation described herein may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

The following table presents the fair value hierarchy for the balances of the assets and liabilities of the Plan measured at fair value as of December 31, 2011 and 2010.

	Investment Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3		Total
Investments:
Employer Securities	$210,623	─		─	$210,623
Stable Value Fund	─	$2,711,155		─	2,711,155
Mutual Funds
Balanced	16,104,715	─		─	16,104,715
Large Foreign – Blend	1,703,642	─		─	1,703,642
Large – Blend	1,446,068	─		─	1,446,068
Large - Growth	919,636	─		─	919,636
Large – Value	1,095,768	─		─	1,095,768
Mid-Cap – Blend	451,903	─		─	451,903
Mid-Cap – Growth	540,944	─		─	540,944
Mid-Cap – Value	364,902	─		─	364,902
Intermediate Term Bond	1,345,319	─		─	1,345,319
Small – Blend	501,789	─		─	501,789
Small – Growth	226,820	─		─	226,820
Small – Value	218,477	─		─	218,477

Total investments at fair value	$25,130,606	$2,711,155	$	─	$27,841,761

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3		Total
Investments:
Employer Securities	$207,957	─		─	$207,957
Stable Value Fund	─	$2,548,809		─	2,548,809
Mutual Funds
Balanced	13,829,246	─		─	13,829,246
Large Foreign – Blend	2,089,789	─		─	2,089,789
Large – Blend	1,429,753	─		─	1,429,753
Large - Growth	1,057,547	─		─	1,057,547
Large – Value	1,120,423	─		─	1,120,423
Mid-Cap – Blend	468,425	─		─	468,425
Mid-Cap – Growth	591,545	─		─	591,545
Mid-Cap – Value	365,525	─		─	365,525
Intermediate Term Bond	1,135,314	─		─	1,135,314
Small – Blend	470,241	─		─	470,241
Small – Growth	270,453	─		─	270,453
Small – Value	192,957	─		─	192,957

Total investments at fair value	$23,229,175	$2,548,809	$	─	$25,777,984

INTEGRAMED AMERICA, INC. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2011
(CONTINUED)

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.

The Plan Sponsor evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2011, there were no transfers in or out of levels 1, 2 or 3.

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits and for benefits from the financial statements to Form 5500:

	December 31,
	2011	2010
Net assets available for benefits per financial statements	$29,853,391	$26,885.930
Add — adjustment from fair value to contract value for fully benefit responsive investment contracts	61,606	51,015
Net assets available for benefits per Form 5500	$29,914,997	$26,936,945

December 2011
Net increase in net assets available for benefits per the financial statements, before transfer	$2,404,276
Change during the year in fair value compared to contract value of fully benefit responsive investment contracts	10,591
Net increase in net assets available for benefits per Form 5500, before transfer	$2,414,867

INTEGRAMED AMERICA, INC.
401(K) PLAN
EMPLOYER ID # 06-1150326, PLAN NO. 002
SCHEDULE H, LINE 41 ON FORM 5500
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
December 31, 2011

Identity of Issue	Description of investment	Cost	Current Value

Common / Collective Trust (Stable Value)
Collective investment Trust	Principal Stable Value Fund	**	$2,711,155
Mutual Funds
The American Funds	Am Fds Growth Fund	**	919,636
*Princor Financial Services	Prin Equity Income	**	1,095,768
*Princor Financial Services	Prin LgCap S&P 500 Idx Fund	**	1,146,569
*Princor Financial Services	Pin Cap ital App	**	299,499
Heartland	Heartland value plus	**	218,477
*Princor Financial Services	Prin MidCap Growth Fund	**	540,944
*Princor Financial Services	Prin MidCap S&P 400 Idx Fund	**	451,903
*Princor Financial Services	Prin MidCap Value I Fund	**	364,902
*Princor Financial Services	Prin SmallCap S&P 600 Idx Fund	**	501,789
*Princor Financial Services	Prin SmallCap Growth I Fund	**	226,820
*Princor Financial Services	Prin Div Intl Fund	**	1,703,642
*Princor Financial Services	Prin Life Time 2010 Fund	**	911,821
*Princor Financial Services	Prin Life Time 2015 Fund	**	108,733
*Princor Financial Services	Prin Life Time 2020 Fund	**	3,956,409
*Princor Financial Services	Prin Life Time 2025 Fund	**	476,311
*Princor Financial Services	Prin Life Time 2030 Fund	**	4,501,820
*Princor Financial Services	Prin Life Time 2035 Fund	**	505,672
*Princor Financial Services	Prin Life Time 2040 Fund	**	4,078,890
*Princor Financial Services	Prin Life Time 2045 Fund	**	339,062
*Princor Financial Services	Prin Life Time 2050 Fund	**	930,297
*Princor Financial Services	Prin Life Time 2055 Fund	**	38,674
*Princor Financial Services	Prin Life Time Str Inc Fund	**	257,026
*Principal Life Insurance Co.	Principal Core Plus Bd Fund	**	376,410
*Principal Life Insurance Co.	Principal Income fund	**	968,909
Common Stock
*IntegraMed America, Inc.	IntegraMed Common Stock	**	210,623
Subtotal			$27,841,761
*Participant Loans	Range of interest rates from 4.25% to 9.25%	**	854,308
			$28,696,069

*             Party in interest
**           Cost omitted for participant directed investments

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date	June 27, 2011	By:	INTEGRAMED AMERICA, INC. 401(k) PLAN AS AMENDED /s/Timothy P. Sheehan
Timothy P. Sheehan Sr. Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of EisnerAmper LLP